

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2026

Chen Schor
Chief Executive Officer
Adicet Bio, Inc.
131 Dartmouth Street, 3rd Floor
Boston, MA 02116

      Re: Adicet Bio, Inc.
            Registration Statement on Form S-3
            Filed March 12, 2026
            File No. 333-294265

Dear Chen Schor:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gabriela Morales-Rivera, Esq.